PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec gains additional support for recapitalization transaction

Montreal, Quebec, December 31, 2007 - Tembec Inc. ("Tembec") announced today that it has gained additional support for the proposed recapitalization transaction announced on December 19, 2007 (the "Recapitalization").

Since Tembec's public announcement of the Recapitalization, more noteholders have executed support agreements with Tembec whereby they have agreed to vote in favour of and support the Recapitalization. As of December 31, 2007, noteholders have executed support agreements whereby they have agreed to vote approximately US $774 million of notes in favour of and to support the Recapitalization. Tembec will continue to solicit and obtain further support for the Recapitalization.

Tembec has entered into additional backstop agreements as contemplated in the Key Terms of the Recapitalization announced on December 19, 2007. As of December 31, 2007, Tembec has received commitments from additional backstop parties for substantially the complete amount of the additional backstop.

Further information about the Recapitalization is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and the Company's web page (www.tembec.com).

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 8,000 people. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com.

This press release includes "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company's or management's objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as "will", "anticipate", "estimate", "expect" and "project" or variations of such words. These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments. Such statements are subject to a number of uncertainties, including, but not limited to, receipt of the approvals necessary to implement the Recapitalization, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company's periodic filings with securities regulatory authorities in Canada and the United States. Many of these uncertainties are beyond the Company's control and, therefore, may cause actual actions or results to differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release is not an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

Investor Contacts:
Michel J. Dumas	BMO Capital Markets
Executive Vice President,	Financial Advisor to Tembec
Finance and Chief Financial Officer	Tel.: 416-359-5210
Tel.: 819-627-4268	Tel.: 866-668-6211 (toll free)
michel.dumas@tembec.com

Media Contacts:
John Valley	Tony Fratianni
Executive Vice President,	Vice President,
Business Development and Corporate Affairs	General Counsel and Secretary
Tel.: 416-775-2819 Cell: 289-259-5699	Tel.: 514-871-2310
john.valley@tembec.com	tony.fratianni@tembec.com